Exhibit (a)(5)

News Release

RTI International Metals, a Subsidiary of Alcoa Inc., Announces Effective Date of Make-Whole Fundamental Change and Fundamental Change Company Notice Relating to its 3.000% Convertible Senior Notes due 2015

NEW YORK and PITTSBURGH, July 24, 2015 – RTI International Metals, Inc. (the “Company”) announced today that, in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 8, 2015, by and among the Company, Alcoa Inc. (“Parent”) and Ranger Ohio Corporation (“Merger Sub”), a direct wholly owned subsidiary of Parent, the Company delivered a notice to holders of its 3.000% Convertible Senior Notes due 2015 (the “Notes”), pursuant to the Indenture, dated as of December 14, 2010 (as amended, supplemented or otherwise modified from time to time, the “Indenture”) between the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), of a Make-Whole Fundamental Change and delivery of a Fundamental Change Company Notice (as such terms are defined in the Indenture) that occurred in connection with the consummation of the transactions. The Effective Date (as defined in the Indenture) of the Fundamental Change and Make-Whole Fundamental Change was July 23, 2015.

In connection with the Fundamental Change, and as more fully described in the Fundamental Change Company Notice, pursuant to the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of December 14, 2010, by and among the Company, the Subsidiary Guarantors party thereto and the Trustee, on or before August 21, 2015, each Holder shall, subject to certain conditions, have the right, by giving notice, to require the Company to purchase all of such Holder’s Notes, or any portion thereof that is a multiple of $1,000 principal amount, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date (as defined in the Indenture), which equals approximately $1,006.91667 for each $1,000 in principal amount of Notes. Holders who deliver their Notes and Fundamental Change Purchase Notice (as defined in the Indenture) and do not withdraw such notice prior to the withdrawal date identified in the notice to holders will not be permitted to convert their notes.

In connection with the Make-Whole Fundamental Change, and as more fully described in the notice to holders, pursuant to the First Supplemental Indenture, the consideration due upon conversion of the Notes will be (i) an amount of Parent common stock equal to $979.95 per $1,000 principal amount of Notes based on a conversion rate of 98.3884 in the case of a holder that elects to convert its Notes “in connection with” a Make-Whole Fundamental Change or (ii) an amount of Parent common stock equal to $785.35 per $1,000 principal amount of Notes based on a conversion rate of 78.8499 in the case of a holder that elects to convert its Notes other than “in connection with” a Make-Whole Fundamental Change. Such consideration due upon conversion is, in each case, based on the closing sale price of Parent common stock on July 23, 2015. Holders who wish to convert their Notes must satisfy the requirements set forth in the Indenture.

A conversion of Notes will be deemed “in connection with” the Make-Whole Fundamental Change if a valid Notice of Conversion of the Notes is received, and not withdrawn, by the Conversion Agent (as defined in the Indenture) during the period from, and including, July 23, 2015 to, and including, the business day immediately prior to the related Fundamental Change Purchase Date (as defined in the Indenture) (the “Make-Whole Conversion Period”). The Fundamental Change Purchase Date has been specified by the Company in a Fundamental Change Company Notice that was delivered to holders pursuant to Section 9.01 of the First Supplemental Indenture.

If a holder does not convert its Notes during the Make-Whole Conversion Period and thus does not convert its Notes “in connection with” a Make-Whole Fundamental Change, such holder may convert its Notes at any time prior to the close of business on the business day immediately preceding the maturity date of the Notes.

Holders of Notes should read carefully the notice regarding their conversion rights in connection with the Make-Whole Fundamental Change and the Fundamental Change Company Notice regarding the rights of holders to require the Company to repurchase their Notes, as they contain important information as to the procedures and timing for the exercise of such rights.

Investor Contacts	Media Contact
Nahla Azmy	Christa Bowers
(212) 836-2674	(212) 836-2605
Nahla.Azmy@alcoa.com	Christa.Bowers@alcoa.com

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